Filed by Aetna Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

(Commission File No. for Registration Statement on

Form S-4 filed by CVS Heath Corporation: 333-222412)

The following are excerpts of a transcript of a video made available on Aetna’s internal website:

Aetna

Commercial Business Jacksonville

Sheryl burke

[…]

All right, what else is going to happen in 2018? We’re going to be acquired by CVS, we hope. So, if the legislators and the regulators and all the powers that be agree, sometime in the second half of the year we will join CVS as a part of their family. And many of you know that CVS is all over the country. Most of us, 80% of us, have access to a CVS within three miles of our home. I know I have access to two within my town, and a Walgreens and a Rite-Aid and on and on and on, right, there’s a lot of choice, and I’m really excited about this. As an employee who’s been at the company for over 25 years, at first I thought oh my gosh, 164 year-old company will no longer exist as we know it today, but in fact, it’s even more exciting to think about combining CVS and Aetna. And CVS has agreed to keep the Aetna name in place at least for five years, and I think they’ll find that it’s a powerful brand in the market and that they’ll want to keep it longer. We’ll see.

When you imagine the sorts of care that you can get through a CVS who has lots of powerful data about the drugs you’re taking, about how you spend your retail dollars, and you combine that with all that Aetna knows about your health, there’s a lot that we can imagine doing. We’re going to think about optical stores inside CVS. For any of you have been to Times Square in Manhattan, there’s already a store there. It looks like a LensCrafters. You can see an optometrist, there are glasses against the back wall, and you can get your prescription filled and delivered to your home in two days. That’s really cool. That’s very convenient.

And we’re not trying to get in the middle of care with PCPs or with doctors or anybody else. Most of the visits to mini clinics are after hours, in the evenings and on weekends or holidays. We’re trying to be a supplement and a convenient choice to people who don’t want to go to the emergency room, who don’t want to go to urgent care, or for whom that experience isn’t necessary. We’ve probably all had the unfortunate opportunity to be in an emergency room; it’s not fun. Not fun for the patient, not fun for us as caregivers, and so again, we’re going to be hoping to provide more services, especially to those with chronic illnesses, in the retail setting right in your community where you want to go anyway, in a way that’s convenient and more affordable.

So, those are some of the examples of what might happen after we close, but I can tell you that I’m really excited about the possibilities for our customers, because when I go out and meet with customers around the country, they ask will my pharmacy cost be less, will I be able to get more services in the retail environment, and we believe the answer will be yes, so we’re really excited about it.

However, most of us shouldn’t get distracted by all that. If I could ask you to do anything, it would be to stay focused on the members that you serve, the providers you serve and the customers you serve, and let the folks back in Rhode Island and Connecticut worry about all of the legal transactions, the close, and how this will evolve over time. I think if we continue to do the right thing every day as you’re doing today, we’ll deliver to CVS a company that we and Karen and Mark can be really, really proud of when we turn it over to them as our new parent. So, I’ll take questions about CVS in just a little bit, if you have any.

[…]

Jerry

A lot of what I’ve found is that, you know, we’ve got such a great enterprise with so many competencies in so many areas, and as we iterate, and particularly as we prepare our company, frankly to hand over the reins to CVS, we have—it’s incumbent upon us to do so and create the most efficient company to hand over, and part of that is looking critically at our own business partners and saying what else can be done more quickly and more efficiently.

[…]

Again, the potential that we have with the CVS acquisition for distribution, for bringing members to a point of care and delivering that care closely, I think that will all be a tremendous differentiator for us, and I’m very, very excited about that.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), on February 9, 2018, CVS Health filed with the Securities and Exchange Commission (the “SEC”) an amendment to the registration statement on Form S-4 that was originally filed on January 4, 2018. The registration statement includes a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health. The registration statement was declared effective by the SEC on February 9, 2018, and CVS Health and Aetna commenced mailing the definitive joint proxy statement/prospectus to stockholders of CVS Health and shareholders of Aetna on or about February 12, 2018. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at or by contacting Aetna’s Investor Relations Department at 860-273-0896.

Participants in the Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 14, 2018, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed with the SEC and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the outcome of litigation related to the transaction; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.